SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

51149, INC.

(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share

(Title of Class of Securities)

(CUSIP Number)

George K. Gitschel

Chief Executive Officer

51149, Inc.

3 Violet Lane

San Carlos, CA 94070

(650) 596-5748

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Anslow & Jaclin, LLP

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

FEBRUARY 23, 2006

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Rose Waste Systems, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)	☐
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
100,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
100,000
(10)SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

(14)	TYPE OF REPORTING PERSON

CO

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of 51149, Inc., a Delaware corporation, with its principal place of business located at 3 Violet Lane, San Carlos, CA 94070.

This Schedule 13D relates the Stock Purchase Agreement between Joseph Abrams, David N. Baker, and Rose Waste Systems, Inc. pusuant to which all of the outstanding common shares of the Issuer were purchased by Rose Waste Systems, Inc (the “Agreement”).

ITEM 2. IDENTITY AND BACKGROUND.

(a) - (c) The name of the person filing this statement is Rose Waste Systems, Inc. (and the officers, directors and control persons of Rose Waste Systems, Inc. listed on Schedule I), hereinafter sometimes referred to as the “Reporting Person.” Rose Waste Systems, Inc.’s principal office is 3 Violet Lane, San Carlos, CA 94070 Rose Waste Systems, Inc. designs and sells waste/recyclable material handling systems to the commercial/industrial and government sectors. Other services available through Rose include: equipment package financing, waste stream analysis, technical support, maintenance/repair, recycling program feasibility studies, material recovery facility design, recyclable material brokerage, manpower/operational studies, economic evaluation studies, training manual development, truck/bin route plotting, project management, as well as comprehensive waste/recycling system consulting.

(d) - (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: Delaware

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds required to purchase all of the outstanding shares pursuant to the Agreement is $100,000 plus related fees and expenses. The source of funds will be provided from Rose Waste Systems, Inc.’s working capital.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is a sale by the shareholder of shares of the Issuer. The purpose of the Agreement is for Rose Waste Systems, Inc. to acquire all of the outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Rose Waste Systems, Inc. acquired 100,000 of the issued and outstanding common shares of the Issuer. Such amount represented 100% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Stock Purchase Agreement between Joseph Abrams, David N. Baker, and Rose Waste Systems, Inc. was filed pursuant to an 8K filed with the SEC on February 28, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2006	Signature:

ROSE WASTE SYSTEMS, INC.

By:	/s/ George K. Gitschel
George K. Gitschel

Schedule I

Directors and Executive Officers of

the Reporting Person

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of the Reporting Persons is set forth below. Each person listed in Schedule I hereto is a citizen of the United States. The business address of each executive officer and director is Rose Waste Systems, Inc., 3 Violet Lane, San Carlos, CA 94070. During the past five years, no person listed in Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, no person listed in Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Name	Occupation/Employment
George K. Gitschel	President, Chief Executive Officer; Rose Waste Systems, Inc.
President, Chief Executive Officer, Chief Financial Officer, Director; 51149, Inc.